Level 9, AAMI Building, 500 Queen Street
Brisbane QLD 4000 Australia
Lihir Gold Limited	(GPO Box 905, Brisbane QLD 4001 Australia)

tel +61 7 3318 3328
Incorporated in Papua New Guinea	fax +61 7 3318 9203
ARBN 069 803 998	www.lihir.com.pg
12 April 2007
Ms Jill Davis
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549
Dear Ms Davis
Lihir Gold Limited
Re: Form 20-F for the fiscal year ended 31 December, 2006
Proposed disclosure regarding stripping costs
File No. 0-26860
We have had some recent discussions with the Staff regarding appropriate disclosure of policy in respect of deferred stripping costs. Based on discussions with the Staff on April 4 and 5, 2007 we have formed the view that Lihir Gold Limited should modify its disclosure of accounting policy for deferred mining costs in its 2006 Form 20-F. To this end we propose the following:
NOTE 1:     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
(vi)      Deferred mining costs
The Company’s mining operations at Lihir Island comprise a single mine with three contiguous open pits to extract ore from a single orebody. In conducting these mining operations it is necessary to remove overburden and other waste materials to access the orebody. The costs of removing waste materials are referred to as “stripping costs”.
During the initial development of a mine, stripping costs would be capitalized as development costs. Capitalization of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalized development costs begins. Depreciation is calculated on a units-of-production basis over the life of the mine. The development stage is also referred to as preproduction. In the case of the mine at Lihir Island, the preproduction phase ceased in 1997 when commercial production commenced.
Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the income statement on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.

Ms Jill Davis
12 April 2007	2
As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalized and deferred for recognition in the income statement during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalized stripping costs is charged to the income statement.
In this way, stripping costs expensed in the income statement should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.
Capitalized production stripping costs are classified as “Deferred Mining Costs”. Capitalized development stripping costs would be reflected in “Deferred Expenditure” within “Mine Properties”.
The Company applied the transitional provisions in EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” for the fiscal year beginning on 1 January 2006 in order to conform with the consensus. This resulted in a GAAP difference between IFRS and US GAAP; please refer to further discussion at Note 34.
If you have any questions or comments regarding this matter, please contact the undersigned in Australia via e-mail or by telephone on +61 7 3318 3328 or facsimile +61 7 3318 9203. I would be pleased to be available at any time to discuss this matter and I look forward to hearing from you.
Yours sincerely,
Lihir Gold Limited
Phil Baker
Chief Financial Officer

c.c.	Ms Leslie Overton, SEC
Mr Craig Olinger, SEC
Mr Kevin Stertzel, SEC

Mr Burr Henley, Sullivan & Cromwell

Mr Wayne Carnall, PricewaterhouseCoopers L.L.P.
Mr Robert Hubbard, PricewaterhouseCoopers
Mr Paul Brunner, PricewaterhouseCoopers